Filed Pursuant to Rule 433

Registration No. 333-209681

Dated: August 3, 2016

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement dated April 18, 2016 to the Prospectus dated April 15, 2016.

Issuer:	JPMorgan Chase & Co.
Security Type:	Senior Medium-Term Notes, Series H
Security:	2.295% Notes due 2021
Currency:	USD
Size:	$2,500,000,000
Maturity:	August 15, 2021
Coupon:	2.295%
Interest Period:	Semi-Annual
Day Count Fraction:	30/360
Benchmark Treasury:	1.125% US Treasury due 7/21
Spread to Benchmark Treasury:	+123 basis points
Benchmark Treasury Yield:	1.065%
Price to Public:	100.0% of face amount
Yield to maturity:	2.295%
Proceeds (Before Expenses) to Issuer:	$2,491,250,000
Interest Payment Dates:	February 15 and August 15 of each year, commencing February 15, 2017
Business Day:	New York and London
Business Day Convention:	Following Business Day
Optional Redemption:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after February 8, 2017 (other than on August 15, 2020) at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” (as defined below), if any, with respect to such notes.

In addition, we may redeem the notes, at our option, in whole, but not in part, on August 15, 2020 upon at least 15 days but no more than 60 days’ written notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

CUSIP/ISIN:	46623EKG3/US46623EKG34
Trade Date:	August 3, 2016
Settlement Date:	August 8, 2016 (T+3)
Denominations:	$1,000 x $1,000
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:	CastleOak Securities, L.P. Lebenthal & Co., LLC. Mischler Financial Group, Inc.

Additional Redemption Terms:

As used above in connection with the notes:

•	“Make-Whole Amount” means, in connection with any optional redemption of any notes during the period from, and including, February 8, 2017 and to, but excluding, the stated maturity date, the excess, if any, of: (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (as defined below) (determined on the third business day preceding the date that notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption, over (ii) the aggregate principal amount of the notes being redeemed.

•	“Reinvestment Rate” means the yield on Treasury securities at a constant maturity corresponding to the remaining life (as of the date of redemption, and rounded to the nearest month) to stated maturity of the principal being redeemed (the “Treasury Yield”), plus 0.20%. For purposes hereof, the Treasury Yield shall be equal to the arithmetic mean of the yields published in the Statistical Release (as defined below) under the heading “Week Ending” for “U.S. Government Securities — Treasury Constant Maturities” with a maturity equal to such remaining life; provided that if no published maturity exactly corresponds to such remaining life, then the Treasury Yield shall be interpolated or extrapolated on a straight-line basis from the arithmetic means of the yields for the next shortest and next longest published maturities. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury Yield in the above manner, then the Treasury Yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by us.

•	“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the senior indenture, then such other reasonably comparable index which shall be designated by us.

Calculation of the foregoing will be made by us or on our behalf by a person designated by us; provided, however, that such calculation shall not be a duty or obligation of the trustee under the senior indenture.

If we elect to redeem the notes, we will provide notice by first class mail, postage prepaid, addressed to the holders of record of the notes to be redeemed. Such mailing will be at least 15 days and not more than 60 days before the date fixed for redemption. Each notice of redemption will state:

•	the redemption date;

•	the redemption price;

•	if fewer than all the outstanding notes are to be redeemed, the identification (and in the case of partial redemption, the principal amounts) of the particular notes to be redeemed;

•	CUSIP or ISIN number of the notes to be redeemed;

•	that on the redemption date the redemption price will become due and payable upon each note to be redeemed, and that interest thereon will cease to accrue on and after said date; and

•	the place or places where the notes are to be surrendered for payment of the redemption price.

Notwithstanding the foregoing, if the notes are held in book-entry form through The Depository Trust Company, or “DTC”, we may give such notice in any manner permitted or required by DTC.

In the case of any redemption of only part of the notes at the time outstanding, the notes to be redeemed will be selected not more than 60 days prior to the redemption date by the Trustee by such method as the Trustee shall deem fair and appropriate.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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